Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY

May 26, 2011

VIA EDGAR

Ms. Christine Allen, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tongli Pharmaceuticals (USA), Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Forms 10-Q for Quarterly Periods Ended September 30, 2010
and December 31, 2010
File No. 000-52954

Dear Ms. Allen:

Tongli Pharmaceuticals (USA), Inc. (the “Company,” “we”, or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2011, regarding the Company’s filings referred to above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Form 10-K for the Year Ended March 31, 2010

General

1.
In response to our prior comment 1, you disclose that you were “unable to (and did not) apply for CSRC approval prior to the consummation of [your] reverse merger in July 2008. However, [you] plan to apply for the approval when more specific and explicit interpretations are issued by the Chinese government” On page 17, however, you state that you are “not subject to these regulations.” Please clarify whether you believe these regulations apply to your company.  If these regulations do apply to your company, please clearly state whether or not you believe you are in compliance with the regulations, and if so, why you believe you are in compliance. If you are not in compliance or if it is not clear if you are in compliance with the regulations, please state all the potential consequences of lack of compliance to your company. In addition, please provide revised draft disclosure to be included in your next Form l0-K which includes the information in your March 29, 2011 response to this comment, as well as the above requested information.

In response to the Staff’s comment, the Company will clarify its disclosure to state that these PRC regulations are applicable to the Company.  However, the Company continues to maintain that the regulations are so unclear as to preclude the Company’s ability to properly apply for the relevant government approval of the reverse merger transaction.  As such, and to clarify the Company’s position, the Company will replace the risk factor on page 17 of the Company’s 2010 Form 10-K with the following disclosure in the risk factor section of the forthcoming Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which is intended to clarify the Company’s position on the applicability of the applicable PRC rules to the Company:

Ms. Christine Allen
May 26, 2011

“The application of PRC regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to request approval of the PRC authorities prior to listing our shares in the U.S.

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”), the State Administration of Foreign Exchange, the State Assets Supervision and Administration Commission, and the State Administration for Taxation, jointly issued the “Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” (the “New M&A Rules”), which became effective on September 8, 2006.  The New M&A Rules purport, among other things, to require offshore “special purpose vehicles,” that are (1) formed for the purpose of overseas listing of the equity interests of Chinese companies via acquisition and (2) are controlled directly or indirectly by Chinese companies and/or Chinese individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges.

The reverse merger that took place between Aim Smart and American Tony in July 2008 may be subject to the New M&A Rules and thus may be required to obtain CSRC approval.  Our management believes that, to date, there remain substantial uncertainties regarding the interpretation, application and enforcement of the New M&A Rules.  CSRC has yet to promulgate any written guidance with regard to the application procedure to obtain CSRC approval for the overseas listing of a company structured similar to ours.  As a result, our management was unable to determine if we should (and, therefore, we did not) apply for CSRC approval prior to the consummation of its reverse merger in July 2008.  It is management’s intention to apply for CSRC approval when more specific and explicit interpretations are issued by the PRC government and when it therefore become clear that such approval is required.  Should the PRC government take the position that such rules were or are applicable to us, there are substantial risks associated with our failure to apply the CSRC approval including but not limited to the following:

•	fines and other penalties on our operations in China,

•	suspension or limitation on our operating privileges in China,

•	restriction or limitation on remittance of dividends outside of China,

•	restriction or delay the repatriation of the proceeds from future financings into China; and

•	other forms of sanctions that may cause a material and adverse effect to our business, operations and financial conditions.

If any of these risks should come to reality, it could have a material adverse affect on our business.”

2.
We note your response to our prior comments 2, 7 and 8 and advise you that we will not be in a position to clear our review of this filing until you have filed each of the requested material agreements with your Form 10-K for the fiscal year ended March 31, 2011.

The Company understands and acknowledges the Staff’s position.

Ms. Christine Allen
May 26, 2011

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Advances to Suppliers, page F-9

3.
We acknowledge your response to comment 9. Please provide us draft disclosure for future filings to disclose the nature and terms of these contracts, including payment terms and timing of payments, the requirements to take delivery, your return rights or acceptance provisions and how you assess these advances for recoverability at each balance sheet date (i.e. disclose if you make an assessment by inspecting the crops during the growth process, at harvest, or when the raw materials are delivered).

In response to the Staff’s comments, the Company will include the following disclosure under “Advances to Suppliers” in the Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

“We entered into three planting contracts during the period from January to March 2010 with three farmers for one planting year ending in December 2010 to purchase various raw materials (i.e., herbs to be used in our products).  Under these contracts, we commissioned the farmers to plant certain Chinese herbs for us.  The total prices payable to the farmers are subject to changes based on the actual planting expenses incurred by the farmers. The terms of these contracts vary from 8-11 months.  Pursuant to the contracts, we maintained the right to inspect the crops periodically during the contract terms.  Further, under these contracts, we agreed to pay 30% of total price upon execution of the contacts and 10% to 30% of total contract price as maintenance fees for the crops during the contract terms.  The balance became payable when the raw materials were delivered and accepted by us.  Under the contracts, if the quality of the herbs delivered to us failed to meet our requirements, we maintained the sole discretion to reject the delivery and have funds previously advanced returned to us.  In the case of these planting contracts, when the farmers delivered the herbs, we determined that the quality of the majority of them was not satisfactory. As a result, the payments made to the farmers representing the rejected herbs were refunded to us in February 2011.  Our current business is not dependant on the supply of these herbs.”

4.
Refer to your response to comment 9 and your statement, at page 33, that advance to suppliers increased “...to maintain a good relationship with the suppliers...”.  Based on your response, advances to suppliers are stipulated within the contracts. Please confirm to us that you will remove this language from all disclosures in your filing or further advise us of the relevance of this statement.

The Company acknowledges the Staff’s comment and will delete the phrase “...to maintain a good relationship with the suppliers...” in its future disclosures.

Contract Deposit, page F-14

5.	We acknowledge your response to comment 11. With regard to the patent purchase agreement with Harbin Lanhai Biochemical Company, please address the following:

•
Explain to us what was received in exchange for your RMB 7,030,000 payment. Specifically tell us if this was a patent, license and/or property rights or in process R&D. Tell us the length of the contract as well as when the underlying patent expires;

Ms. Christine Allen
May 26, 2011

•	Clarify whether the RMB 7,030,000 payment in September 2008 was a deposit or represented the entire purchase price;

•
Explain the nature, timing and amount of the future payments that are required under the license. Your proposed disclosure states that you will be required to make payments when you meet requirements specified in the agreement. Tell us the amount or range of payments that will be required and the specific requirements that must be met. Further tell us how you considered disclosing these contingent payments in MD&A, specifically addressing the impact these payments would have on your liquidity; and

•
Cite the authoritative literature that supports your accounting for this agreement, specifically addressing your basis for capitalization, method of amortization as well as how you assess this asset for recoverability.

The Staff is advised that in September, 2008, the Company entered into a Patent Assignment Agreement with Harbin Lanhai Biochemical Company Limited (“Lanhai’) under which the Company shall acquire the patent related to Lanhai Spirulina Calcium Tablet product and Lanhai agreed to provide the formula, technical support and assistance necessary for the Company to obtain SFDA approval.  The patent was granted by the PRC government on March 14, 2008 and the patent will expire on March 13, 2028.  The term of the contract (meaning the term under which Lanhai is to provide support and assistance to the Company) is from November 1, 2008 to October 30, 2013.

The total payment of RMB7,030,000 (approximately $1.03 million) represents the entire purchase price for the subject patent.  The Company’s previous response for Comment 11 “and future payments under the license are due based upon whether the clinical test results for this drug candidate meet requirements specified in the agreement” was incorrect.  The Company is not obligated to make any future or contingent payment.

Based on ASC 805-50-30 “Initial Measurement of Acquisition of Assets Rather Than a Business” and ASC350-30 “General Intangibles Other Than Goodwill”, the payment of RMB7,030,000 for acquiring the patent was recorded as an asset at cost.  The payment was recorded as a deposit and will be recorded as an intangible asset once the company obtains the title to this patent, which asset will be subsequently amortized over the life of the patent.  Title to this patent will not be assigned to the Company until the patent assignment is properly recorded with the State Intellectual Property Office of China (“SIPO”).  The recording of this assignment is yet to be confirmed by SIPO.  Laihai is obligated under this agreement to assist the Company to obtain SFDA approval and provide technical support for production. The parties have reached a mutual understanding that if the Company cannot obtain government approval before the end of the contract period (i.e., October 30, 2013) the entire payment will be refunded to the Company.

6.	Refer to your response to comments 11 and 12 regarding the New Drug Approval Agreement. Please address the following:

•
Explain the nature of the new drug candidate that you received in this agreement) your obligations under the agreement regarding the clinical trial and research and development as well as the length of the agreement. Address why you have not received title to the patent upon purchase of the drug candidate;

The name of the new drug candidate we purchased from Tonghua Yisheng Pharmaceuticals Company Limited (“Yisheng”) pursuant to the New Drug Assignment Agreement (“Assignment Agreement”) is Nafarelin.  The major function of this drug candidate is targeted at endometriosis and prostatic cancer.  As of the date of this response letter, the drug candidate has completed the second phase clinical trial.  At a minimum, completion of the third phase clinical trail is a pre-condition to receipt of SFDA new drug approval.  The SFDA new drug approval procedure is separate and distinct from the patent application procedure.  To date, neither Yisheng nor the Company has not applied for patent protection for this drug candidate or the formula or process related to this candidate.

Ms. Christine Allen
May 26, 2011

•
Cite the authoritative literature that supports your accounting for this agreement, specifically addressing your basis for capitalization of the initial installment payment, method of amortization as well as how you assess this asset for recoverability; and

Based on ASC 85-50-30 “Initial Measurement on Acquisition of Assets Rather Than a Business” and ASC350-30 “General Intangibles Other Than Goodwill”, the total payment pursuant to the Assignment Agreement will be record as an intangible asset once the Company obtains the SFDA new drug approval and will be amortized over the term of the new drug approval period.  Based on mutual understanding between the Company and Yisheng, the entire payment will be refunded if we could not obtain the SFDA approval.  Therefore, the first installment payment was recorded as a deposit.

•	Explain why you believe it is appropriate to capitalize the second and third installment of the purchase as deposits rather than record the contingent payments as research and development.

According to terms of the Assignment Agreement, Yisheng is solely responsible for the research and clinical trials associated with application for the SFDA new drug approval and all related expenses.  The first installment and the contingent second and third payments payable by us are consideration paid in exchange for the SFDA approved new drug and therefore should not be recoded as research and development expenses.  Based on mutual understanding between us and Yisheng, the entire payment will be refunded if we could not obtain the SFDA approval.  Therefore, the second and third payments should be recorded as deposit.

10. Taxes, page F-16

7.
We acknowledge your response to comments 13 and 14. We do not understand your line item “effect of tax rate difference between China and U.S. on net income from China”. It appears that this amount would simply be 10%, the difference between the U.S. rate of 35% and the China rate of 25% as previously disclosed in your Form 1O-K. Please clarify in detail how you calculated the difference between the U.S. tax rate and the China tax rate or further advise us about why the difference in rates is 18.5% in response to comment 13 and 13% in response to comment 14.

Ms. Christine Allen
May 26, 2011

The Company has generated income from China and incurred losses from United States.  The tax rate difference is only applicable to income from China. Therefore, using the tax rate difference divided by consolidated income from both China and United States, the percentage is more than 10%.  Following table shows the dollar amount of the tax reconciliation:

	The year ended March 31,
	2010	2009
U.S. Statutory rate	$639,907	755,858
Tax rate difference between China and U.S.	(338,783)	(281,695)
Net loss carryforward used in China	-	(449,584)
Expenses not deductable for tax purpose in China	8,374	-
Change in Valuation Allowance	545,991	230,177
Effective tax	855,489	254,756
Effective tax rate	18.5%	13%

8.
We acknowledge your response to comment 15 that Tongli (USA) is a holding company with net losses since inception and that all revenues were generated by Harbin Tiammu Pharmaceuticals, a Chinese subsidiary. Your response also indicates that the increase in net losses for Tongli resulted in an increase in US NOL’s. In addition to your proposed disclosure, please disclose the components of income (loss) before income tax expense as either domestic or foreign. Refer to ASC 235-10-S-99-1(h). Your response should also provide an explanation of how operating losses were generated by Tongli (USA) and how these losses specifically contributed to the $545K increase in US NOL’s.

The components of income (loss) before income taxes from China and U.S. were as follows:

	For the years ended March 31,
	2010	2009
China	$3,387,818	$2,816,938
U.S.	(1,559,517)	(657,342)
Income before income tax	$1,828,301	$2,159,596

There was $1,559,517 net operating loss generated from the U.S. during the year ended March 31, 2011. The net operating loss gives $545,991 income tax benefit to the Company at the tax rate of 35%. The Company took 100% valuation allowance on this tax benefit which resulted the changes of valuation allowance of $545,991 for the year ended March 31, 2011.

Form 10-Q for the Quarter Ended December 31, 2010

Consolidated Financial Statements

4. Deposit for Land Use Right

9.
We acknowledge your response to comment 19 that you intend to account for the remaining installment payments as deposits. Your response did not address how you accounted for the remaining installment payments for the land use right agreement. Please tell us why the remaining installment payments were not recorded as liabilities at December 31, 2010.

Pursuant to the land use right agreement, the Company paid 60% of total contract price upon execution of the agreement. The remaining 40% of total contract price will be payable 20 days after the closing of the transfer.  Since the second payment is contingent on the closing of the transfer, the Company did not record it as a liability.

*************************

Ms. Christine Allen
May 26, 2011

In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Mingli Yao

Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.